SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 2)

                                (FINAL AMENDMENT)


                          TRANSFINANCIAL HOLDINGS, INC.
                                (NAME OF ISSUER)


                          TRANSFINANCIAL HOLDINGS, INC.
                             COLA ACQUISITIONS, INC.
                                TIMOTHY P. O'NEIL
                                 ROY R. LABORDE
                                 WILLIAM D. COX
                       (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    89365P106
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)
                                -----------------

                                TIMOTHY P. O'NEIL
                          TRANSFINANCIAL HOLDINGS, INC.
                           8245 NIEMAN ROAD, SUITE 100
                              LENEXA, KANSAS 66214
                         TELEPHONE NUMBER (913) 859-0055
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                         AND COMMUNICATIONS ON BEHALF OF
                           PERSON(S) FILING STATEMENT)
                                -----------------

                                  COPIES TO:

         JEFFREY T. HAUGHEY, ESQ.                 KENT E. WHITTAKER, ESQ.
    BLACKWELL SANDERS PEPER MARTIN LLP            MORRISON & HECKER L.L.P.
       2300 MAIN STREET, SUITE 1000                  2600 GRAND AVENUE
        KANSAS CITY, MISSOURI 64108                KANSAS CITY, MISSOURI
              (816) 983-8000                           (816) 691-2600

This statement is filed in connection with:

[ X ] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[    ]  (b) The filing of a  registration  statement  under the Securities Act of 1933.

[    ]  (c) A tender offer.

[    ]  (d) None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ X ]

                           CALCULATION OF FILING FEE:

--------------------------------------------------------------------------------
         Transaction Valuation*                  Amount of Filing Fee**
              $17,650,000                                $3,530
--------------------------------------------------------------------------------

* Determined by multiplying 2,877,912 (the number of outstanding shares of Common Stock of TransFinancial Holdings, Inc. not owned by COLA Acquisitions, Inc. or the members of the Buyout Group) by $6.03 per share and adding the aggregate amount anticipated to be paid to certain persons holding options to purchase shares of Common Stock in consideration of cancellation of such options.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,530           Filing Parties:  TransFinancial
                                                           Holdings, Inc.

Form or Registration No.:  Preliminary Proxy Statement under Regulation 14A

Date Filed:  October 29, 1999

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



                                  INTRODUCTION

      TransFinancial Holdings, Inc., a Delaware corporation (the "Company"), COLA Acquisitions, Inc., a Kansas corporation ("COLA Acquisitions"), Timothy P. O'Neil, Roy R. Laborde and William D. Cox, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, hereby amend and supplement their Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on October 29, 1999 and amended on December 10, 1999 (as amended, the "Transaction Statement") in connection with a proposed acquisition by COLA Acquisitions of all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Transaction Statement. This Amendment No. 2 constitutes the final amendment to the Transaction Statement.

      On February 18, 2000, COLA Acquisitions received notification that LaSalle Bank, N.A. ("LaSalle") was terminating its commitment to provide the credit Facilities to be used to finance the Merger. LaSalle's termination was based on the Company's operating results and LaSalle's conclusion that a material adverse change had occurred with respect to the Company's operations.

      Later on February 18, 2000, based on the termination of LaSalle's commitment to fund the Facilities and the corresponding inability to close the transaction contemplated by the Merger Agreement, COLA Acquisitions sent a letter to the Company requesting that the Merger Agreement be terminated by mutual consent. The receipt of financing by COLA Acquisitions was a condition to its obligation to consummate the Merger. The Company agreed to terminate the Merger Agreement pursuant to the termination provisions included therein. A copy of the letter agreement reflecting that termination is attached hereto as
Exhibit 99.17(g)(2).





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



                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                    TRANSFINANCIAL HOLDINGS, INC


                                    By: /s/ Timothy P. O'Neil
                                    Name:  Timothy P. O'Neil
                                    Title:  President

                                    COLA ACQUISITIONS, INC.


                                    By: /s/ Timothy P. O'Neil
                                    Name:  Timothy P. O'Neil
                                    Title:  President


                                    /s/ Timothy P. O'Nei
                                    Timothy P. O'Neil



                                    /s/ Roy R. Laborde
                                    Roy R. Laborde



                                    /s/ William D. Cox
                                    William D. Cox


Dated:  February 23, 2000





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





                                  EXHIBIT INDEX

EXHIBIT                 DESCRIPTION


99.17(g)(2)             Letter Agreement between COLA Acquisitions and the
                        Company.














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